Exhibit 4.16

MUTUAL SETTLEMENT AGREEMENT AND RELEASE
RE: CASE NO. 06CC03923
ORANGE COUNTY SUPERIOR COURT

This Mutual Settlement Agreement and Release (the “Agreement”) is entered into by and between MARINKO VEKOVIC an individual (“Vekovic”) and COBALIS CORPORATION, a Nevada Corporation (“Cobalis”). This Agreement is made in settlement of existing litigation between the parties, Orange County Superior Court Case No. 06CC03923 (the “Litigation”).

RECITALS

A.	WHEREAS, Vekovic filed the Litigation against Cobalis on March 9, 2006 in Orange County Superior Court; and

B.	WHEREAS, Cobalis has filed an answer denying all of the allegations in Vekovic’s complaint; and

C.	WHEREAS, Cobalis filed a cross complaint against Vekovic, as to which Vekovic filed an answer denying all of the allegations, and which was subsequently dismissed by Cobalis, without prejudice; and

D.	WHEREAS, the parties have reached a settlement of the Litigation settling all matters between them; and

E.
WHEREAS, Cobalis is in the process of registering shares of Cobalis with an S-8 filing and represents that it is using its best efforts to have said S-8 Filing filed with the SEC by the beginning of April 2007; and

F.	WHEREAS, the parties are entering into this agreement to effectuate the settlement between them which includes the issuance of 50,000 shares of the referenced S-8 filing to Vekovic and the issuance of 25,000 warrants of Cobalis common stock (at a price of $1.75 per share);

                                                   The foregoing recitals are hereinafter referred to as “Recitals.”

SETTLEMENT AGREEMENT

Now, therefore, in consideration of the foregoing Recitals (which are incorporated by reference as if fully set forth herein) and the mutual agreements and covenants set forth herein, the parties hereto agree as follows:

    1.    No Admission. By entering into this Agreement, no party to this Agreement is admitting to the sufficiency of the Litigation, or to any claims, allegations, assertions, contentions or positions of either party hereto, or to the sufficiency of any defenses to any such litigation claims, allegations, assertions, contentions or positions. This Agreement effects the settlement of claims in the Complaint and Cross-Complaint, which are denied and contested. The parties merely desire to resolve the Litigation. The parties have entered into this Agreement in good faith and with the desire to forever settle among them the issues involved in this Agreement as set forth below.

    2.    Settlement of Litigation. The parties agree as follows:

    2.1    Cobalis agrees to issue to Vekovic 50,000 shares of registered stock (S-8 shares) as soon as possible, on or before April 15, 2007 (the “S-8 Shares”). The Shares, to be registered in the name of Marinko Vekovic shall be delivered to Alan Merlin Reedy, Attorney for Vekovic, at 4590 MacArthur Blvd, Suite 370, Newport Beach, CA 92660 on the same business day as other shares of the Cobalis are first delivered to any other person or entity receiving similar shares and no later than 5:00 p.m. April 15, 2007. In the event the S-8 share certificate is not delivered to Mr. Reedy by 5:00 p.m. on April 15, 2007, Cobalis shall pay a $5,000 late fee made out to “Alan Merlin Reedy, Esq., on behalf of Marinko Vekovic,” as liquidated damages for the late issuance of the S-8 Shares. Furthermore, Cobalis shall pay an additional $5,000 liquidated damages amount if the S-8 Shares are not delivered by April 30, 2007, plus an additional liquidated damages $5,000 amount on the 15th and the last day of each following month, if any, until the S-8 shares are delivered. Upon delivery of the S-8 Shares, Vekovic agrees that he (or anyone acting on his behalf) will not sell more than 5,000 of the S-8 Shares on any one trading day (unless Vekovic receives prior written approval from Cobalis). In the event that Vekovic (or anyone acting on his behalf) sells more than 5,000 of the S-8 Shares on any one trading day, Vekovic shall be liable to Cobalis for any and all damages proximately caused by such breach of this agreement, subject to proof, with a minimum liability of $5,000.00.

    2.2    In addition, Cobalis, contemporaneously with the execution of this agreement agrees that Vekovic shall immediately acquire the rights of warrants of Cobalis to purchase 25,000 (twenty-five thousand) restricted shares of the Cobalis’ common stock, $.0001 par value, (the “Common Stock”) at $1.75 per share , exercisable at any time up to 5:00 p.m. on December 31, 2009 (the “Warrants”). Within ten (10) business days of the execution of this Agreement, Cobalis shall issue a separate written document to Vekovic that memorializes Vekovic’s Warrants and his warrant rights and obligations. . The Warrants may be exercised by Vekovic at any time before the expiration date, regardless of whether the separate written document has been provided to Vekovic. Cobalis agrees to use its best efforts to register the Warrants and the underlying shares as a “piggy back” to any SB2 registration of Cobalis warrants/shares in the future, subject to any objection by the “lead party” that no other registrants be included in such future SB2 registration. Cobalis has no obligation under this Agreement to commence an SB2 registration where Vekovic is the “lead party.” In other words, Cobalis agrees to include Vekovic’s Warrants in any future SB2 registration, if feasible (i.e., if the “lead party” does not object to the inclusion of other registrants or warrants). As noted above, this Agreement, by itself, grants Vekovic the right to exercise the Warrants at any time before the December 31, 2009 expiration date. The further written documentation of the actual Warrants, as referenced above, shall be delivered to Alan Merlin Reedy, Esq., at the earliest opportunity and, in no event, not later than ten (10) business days after the execution of this Agreement.

    2.3    Based upon the agreement of Cobalis’ counsel, Andrew Callari, of Callari & Summers, counsel for Vekovic has already filed a Conditional Notice of Settlement of the Litigation with the Orange County Superior Court, stating that the case will be dismissed by July 1, 2007, or soon as possible after the completion, of the terms and conditions of this Agreement have been carried out.

    2.4    Within two (2) business days of the execution of this Agreement, Cobalis will re-file its Request for Dismissal of the Cross-Complaint, which shall be dismissed with prejudice.

    3.    Mutual Releases.

    3.1    Vekovic does hereby fully and forever release, remise, acquit and discharge Cobalis and each of their present and former members, agents, servants, officers, directors, employees, shareholders, principals, predecessors, alter egos, partners, parents, subsidiaries, insurers, re-insurers, sureties, attorneys, heirs, executors, administrators, trustees, successors and assigns from any and all claims, demands, damages, rights, and cause or causes of action heretofore or hereafter, arising out of or directly or indirectly related to the Litigation and/or the matters set forth in the above Recitals.

    3.2    Cobalis does hereby fully and forever release, remise, acquit and discharge Vekovic and each of his, alter egos, partners, parents, subsidiaries, insurers, re-insurers, sureties, attorneys, heirs, executors, administrators, trustees, successors and assigns from any and all claims, demands, damages, rights, and cause or causes of action heretofore or hereafter, arising out of or directly or indirectly related to the Litigation and/or the matters set forth in the above Recitals.

    4.    Waiver of Civil Code Section 1542. As to the matters released in Paragraph 3, above, and in addition thereto, both Cobalis and Vekovic specifically waive the benefits and provisions of Section 1542 of the Civil Code of the State of California, and of any comparable provision of law whether by statute or decision. California Civil Code Section 1542 provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

    5.    Attorneys’ Fees. Each party to this Agreement shall bear hers, his, or its own attorney’s fees, costs and expenses.

    6.    Warranty of Authority to Settle. Cobalis represents, acknowledges, warrants and agrees that at the time of signing this Agreement, Cobalis has the sole and absolute authority to settle, dismiss or discharge the Dispute and that the person signing this Agreement on behalf of Cobalis has been authorized by the Cobalis Board of Directors or has been previously authorized by the Cobalis Board of Directors to enter into this Agreement.

    7.    General Representations and Warranties. Each of the parties to this Agreement represents, warrants and agrees as to it/him as follows:

    7.1.    Each party has received independent legal advice from its/his attorneys, with respect to the advisability of making the settlement provided for herein, with respect to the advisability of executing this Agreement, and with respect to the meaning of California Civil Code Section 1542.

    7.2.    Each party has read this Agreement and understands the contents hereof and has full authority to execute the agreement on whose behalf she/he so signed.

    7.3.    Each party has not heretofore assigned, transferred, or granted, or purported to assign, transfer, or grant, any of the claims, demands, and cause or causes of action disposed of by this Agreement.

    7.4.    Each term of this Agreement is contractual and not merely a recital.

    7.5.    The parties will execute all such further and additional documents as shall be reasonable, convenient, necessary or desirable to carry out the provisions of this Agreement.

    7.6.    Each party warrants and represents that (i) this Agreement in its reduction to final written form is a result of extensive good faith negotiations between the parties through their respective counsel; (ii) said counsel have carefully reviewed and examined this Agreement for execution by said parties, or any of them; and (iii) any statute or rule of construction that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

    8.    Indemnity.

    8.1    Cobalis shall, save, defend, indemnify and keep harmless Vekovic and each of his present and former members, agents, servants, officers, directors, employees, shareholders, principals, predecessors, alter egos, partners, parents, subsidiaries, insurers, re-insurers, sureties, attorneys, heirs, executors, administrators, trustees, successors and assigns and each of them against any and all liability, claims, costs, attorneys’ fees, judgments, or demands, arising directly or indirectly from any breach by Cobalis.

    8.2    Vekovic shall, save, defend, indemnify and keep harmless Cobalis and each of its present and former members, agents, servants, officers, directors, employees, shareholders, principals, predecessors, alter egos, partners, parents, subsidiaries, insurers, re-insurers, sureties, attorneys, heirs, executors, administrators, trustees, successors and assigns and each of them against any and all liability, claims, costs, attorneys’ fees, judgments, or demands, arising directly or indirectly from any breach by Vekovic.

    9.    Confidentiality. The Parties recognize that since Cobalis is a public company the terms of this Agreement cannot remain fully confidential.

    10.   Miscellaneous.

    10.1    This Agreement shall be deemed to have been executed and delivered within the State of California, County of Orange, and the rights and obligations of the parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the State of California. Further, in the event of litigation or any other action or dispute resolution proceeding relating to or arising out of this Agreement, whether in contract or in tort (collectively “Proceeding”), the Proceeding shall be held in the County of Orange, State of California.

    10.2.    This Agreement is the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written discussions. This Agreement may only be amended by duly executed writing signed by all parties hereto.

    10.3.    This Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective agents, attorneys, officers and directors, heirs, successors and assigns.

    10.4.    In the event of any Proceeding relating to or arising out of this Agreement, the prevailing party in such Proceeding (whether at trial or appeal) shall be awarded, in addition to such other relief as may be granted, its/his costs and expenses of participation in such Proceeding, including but not limited to its/his reasonable attorneys’ fees.

    10.5.    This Agreement may be executed in counterparts, by either original or facsimile signature, either of which shall constitute an “original”. When each party has signed and delivered at least one such counterpart, each counterpart shall be deemed an original and, when taken together with other signed counterparts, shall constitute one agreement which shall be binding upon and effective as to all parties. No counterparts shall be effective until all parties hereto have executed a counterpart hereof.

    10.6.    If a provision of this Agreement is held to be illegal or invalid by a court of competent jurisdiction, such provision shall be deemed to be severed and deleted. Such severance and deletion shall not affect the validity of the remaining provisions.

FOR AND ON BEHALF OF
COBALIS CORPORATION BY

DATED

DATED
MARINKO VEKOVIC

APPROVED AS TO FORM ONLY:

Law Offices of Callari & Summers, a Law Partnership	Alan Merlin Reedy, a Prof. Corp.

By: /s/	By: /s/
Andrew Callari, Esq., Attorneys for Cobalis Corporation	Alan Merlin Reedy, Esq., Attorney for Marinko Vekovic